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                            June 11, 2021

       Crane H. Kenney
       Principal Executive Officer
       Marquee Raine Acquisition Corp.
       65 East 55th Street, 24th Floor
       New York, NY 10022

                                                        Re: Marquee Raine
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-256147

       Dear Mr. Kenney:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       General

   1. In an appropriate place in your proxy/prospectus, please revise to disclose all possible sources and extent of
dilution that shareholders who elect not to redeem their shares may experience in
connection with the business combination. Provide disclosure of the impact of each significant
source of dilution, including the amount of equity held by founders, convertible securities,
including warrants retained by redeeming shareholders, at each of the redemption levels
detailed in your sensitivity analysis, including any needed
                                                        assumptions.
 Crane H. Kenney
FirstName  LastNameCrane
               Acquisition H. Kenney
Marquee Raine              Corp.
Comapany
June       NameMarquee Raine Acquisition Corp.
     11, 2021
June 11,
Page 2 2021 Page 2
FirstName LastName
Q: Will New Enjoy obtain new financing in connection with the Business Combination?, page xvii

2. Please revise the answer to explicitly confirm the price per share at which the PIPE
         Investors will be purchasing their shares.
Interests of MRAC's Directors and Executive Officers in the Business Combination, page 12

3. Please revise to quantify the amounts discussed in the fourth and fifth bullets under this subject heading.
4. Please refer to the eighth bullet. Please revise to quantify the value of the New Enjoy
         Common Stock to be received in connection with the conversion of the convertible note.
         In this regard, we note that the note converts at a discount.
5. We note that Sponsor and each director of MRAC have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Sources and Uses of Funds for the Business Combination, page 17

6. We note the related-party interests and payments detailed on pages 12 and 13. Given the significant related-party interests and payments, please revise footnote 5 to more clearly detail the various expenses included in the $50 million of transaction expenses and specifically any related-party interests or payments.
The COVID-19 pandemic is unprecedented and has impacted, and may continue to impact, our key metrics and results of operations, page 23

7. Please revise, to the extent possible, to quantify the negative impact COVID-19 has had on the company's business and operations. Please include enough detail so that shareholders can appreciate the discussed risk.
We are involved in and may pursue additional strategic relationships, page 30

8. We note your disclosure that two of your Business Partners account for a significant portion of your revenue. Please revise to quantify the percentage contribution so investors can appreciate the discussed risk. In addition, revise your disclosure under the heading
         "Business Partnerships" on page 206 to identify the significant Business Partners and quantify their percentage contribution to your revenue.
Risk Factors
Risks Related to Redemption, page 65

9. Please disclose the uncertainty about the amount of redemptions and the potential impact to public shareholders that do not redeem their shares, to provide investors with a clear view of the potential impact of redemptions. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-
 Crane H. Kenney
FirstName  LastNameCrane
               Acquisition H. Kenney
Marquee Raine              Corp.
Comapany
June       NameMarquee Raine Acquisition Corp.
     11, 2021
June 11,
Page 3 2021 Page 3
FirstName LastName
         redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable, page 68

10. We note that the risk factor header and discussion paragraphs appear to discuss unrelated topics. Please reconcile.
MRAC's Board of Directors' Reasons for the Business Combination, page 111

11. Please disclose, to the extent applicable, in recommending shareholder approval for the proposed transaction, what consideration the MRAC Board gave to the overall valuation and consideration being paid to acquire Enjoy. In this regard, we note that the
         Background to the Business Combination section on page 103 highlights that a number of the LOIs and negotiations between the parties focused on pre-money enterprise value or equity value, but valuation is not discussed specifically in this section.
Projected Financial Information, page 114

12. We note your disclosure that the financial projections are based upon numerous estimates and assumptions. Please revise to disclose the material estimates and assumptions underlying the financial projections.
Interests of MRACs Directors and Executive Officers in the Business Combination, page 122

13. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
U.S. Federal Income Tax Considerations, page 156

14. Please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Marquee Raine Acquisition Corp's securities and revise your disclosure accordingly. Please refer to Item 601(b)(8) of Regulation S-K, per Item 21(a)
         of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to
         Section III of Staff Legal Bulletin No. 19, which is available on our website.
Unaudited Pro Forma Condensed Combined Financial Information, page 170

15. Please disclose a quantitative reconciliation of how you arrived at the 249,172,944 shares of Enjoy common stock outstanding in Note 4 on page 177.
16. Please tell us your consideration of recording the direct and incremental costs of the reverse recapitalization in adjustment 5(i) on page 178 as an adjustment to accumulated deficit on page 173 and as an adjustment to your pro forma statement of operations on page 174. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.
 Crane H. Kenney
FirstName  LastNameCrane
               Acquisition H. Kenney
Marquee Raine              Corp.
Comapany
June       NameMarquee Raine Acquisition Corp.
     11, 2021
June 11,
Page 4 2021 Page 4
FirstName LastName
17. Please tell us how adjustments 5(l), 5(w) and 5(x) to accumulated deficit have been reflected in the pro forma statement of operations. Refer to Rule 11-02(a)(6)(i)(B) of
         Regulation S-X.
18. Please disclose your consideration of the tax effects of the pro forma adjustments. Refer to Rules 11-02(a)(11)(i) and 11-02(b)(5) of Regulation S-X. Information About Enjoy, page 199

19. Please refer to the CEO Letter and tenth paragraph. Please revise to balance the revenue, revenue growth and EBITDA margin projections with the company's large historical net losses for 2019 and 2020.
Drive greater revenue per Mobile Store, page 211

20. Please revise to disclose your revenue per visit and visits per day for 2019 and 2020.
Beneficial Ownership of Securities, page 245

21. Please revise to disclose the natural person or persons who have voting or investment power with respect to the shares held by Marquee Raine Acquisition Sponsor LP. Refer to Item 403 of Regulation S-K.
Enjoy Technology, Inc. Financial Statements
Note 2. Summary of Significant Accounting Policies
Operations and Technology, page F-31

22. Please tell us in detail and quantify for each period presented the various types of costs included in operations and technology expenses. Also, tell us how you determined that none of the operations and technology expenses related to your mobile stores should be included in cost of revenue.
Note 15. Segment Information, page F-48

23. Please disclose in greater detail the types of unallocated corporate operations and technology expenses and general and administrative expenses excluded in arriving at your segment loss amounts.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Crane H. Kenney
Marquee Raine Acquisition Corp.
June 11, 2021
Page 5

       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Jacqueline Kaufman at 202-551-3797 with any other questions.



FirstName LastNameCrane H. Kenney                      Sincerely,
Comapany NameMarquee Raine Acquisition Corp.
                                                       Division of Corporation
Finance
June 11, 2021 Page 5                                   Office of Trade &
Services
FirstName LastName